February 2, 2021

VIA SEDAR

British Columbia Securities Commission (as Principal Regulator under National Policy 11-202) Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers (Québec) Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division (Prince Edward Island)

Office of the Superintendent of Securities, Northwest Territories Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs/Mesdames:

Re:	HIVE Blockchain Technologies Inc. (the "Corporation")

We refer to the prospectus supplement dated February 2, 2021 (the "Prospectus Supplement" to the short form base shelf prospectus of the Corporation dated January 27, 2021) relating to the offering of common shares of the Corporation.

We hereby consent to the reference to our firm name in the Prospectus Supplement under the heading "Interests of Experts", and to the reference to our firm name and the use of our opinion under the heading "Eligibility for Investment", in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

"Blake, Cassels & Graydon LLP"